UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549
SCHEDULE 13D/A
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 1)
Catalyst Health Solutions Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title to Class of Securities)
14888B103
(CUSIP NUMBER)
Karen E. Shaff, Esq.
Principal Financial Group, Inc.
711 High Street
Des Moines, IA  50392
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
November 22, 2004
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.
			[   ]
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 14888B103

1.  Names of Reporting Persons, I.R.S. Identification Nos. of
above persons (entities only).
Principal Financial Group, Inc.
2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to items 2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
		5,746,137

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
5,746,137
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					5,746,137
12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							13.1%
14.  Type of Reporting Person
							CO, HC

1.  Names of Reporting Persons, I.R.S. Identification Nos. of
above persons (entities only).
Principal Financial Services, Inc.
2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to items 2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Iowa
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				5,227,500

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
				5,227,500
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					5,227,500
12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							12.0%
14.  Type of Reporting Person
							CO, HC

1.  Names of Reporting Persons, I.R.S. Identification Nos. of
above persons (entities only).
Principal Life Insurance Company
2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to items 2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Iowa
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				5,227,500

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
				5,227,500
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					5,227,500
12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							12.0%
14.  Type of Reporting Person
							IC


1.  Names of Reporting Persons, I.R.S. Identification Nos. of
above persons (entities only).
Principal Holding Company, LLC
2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
WC
5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to items 2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Iowa
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				5,227,500

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
				5,227,500
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					5,227,500
12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							12.0%
14.  Type of Reporting Person
							HC

1.  Names of Reporting Persons, I.R.S. Identification Nos. of
above persons (entities only).
Principal Global Investors, LLC
2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to items 2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				518,637

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
		518,637
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					518,637
12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							1.2%
14.  Type of Reporting Person
							IA
EXPLANATORY NOTE
This Amendment No. 1 to Schedule 13D is being filed jointly by the Reporting Persons (as defined below) to amend the cover page and Items 1 through 7 of the initial statement on Schedule 13D and to add certain parties to the filing.  The initial statement on Schedule 13D was filed with the Securities and Exchange
Commission on September 28, 2000.
Item 1.  Security and Issuer.
This statement relates to shares of common stock (the Common
Stock), par value $.01 per share, of Catalyst Health Solutions
Inc. (the Issuer), whose principal offices are located at 800
King Farm Boulevard, Fourth Floor, Rockville, MD  20850.
Item 2.  Identity and Background.
This statement is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and
Exchange Commission pursuant to Section 13 of the Securities
Exchange Act of 1934, as amended (the Exchange Act):  (i)
Principal Financial Group, Inc. (PFG), (ii) Principal Holding
Company, LLC (PHC), (iii) Principal Financial Services, Inc.
(PFS), (iv) Principal Life Insurance Company (PLIC) and (v)
and Principal Global Investors, LLC (PGI).
PFG is a corporation incorporated under the laws of the State of
Delaware.  Its common stock is publicly traded on the New York
Stock Exchange under the ticker symbol PFG.  PFG is a holding company.  The address of its principal business and principal office is 711 High Street, Des Moines, IA  50392.
PFS is a corporation incorporated under the laws of the State of
Iowa.  PFS is a holding company.  The address of its principal business and principal office is 711 High Street, Des Moines, IA
50392.
PLIC is a corporation incorporated under the laws of the State of
Iowa.  PLIC is an Iowa stock life insurance company engaged in the business of insurance and retirement services.  The address of its principal business and principal office is 711 High
Street, Des Moines, IA 50392.
PHC is a limited liability company established under the laws of the State of Iowa.  PHC is a holding company mainly for the non-
life insurance company subsidiaries of its ultimate parent
company, PFG.  The address of its principal business and
principal office is 711 High Street, Des Moines, Iowa  50392.
PGI, LLC, a Delaware limited liability company, is a wholly-owned subsidiary of PLIC and is a registered investment adviser.  Its principal business and principal office is located at 711 High
Street, Des Moines, Iowa  50392.
Each of PFG, PFS, PLIC, PHC and PGI are hereafter referred to individually as a Reporting Person and collectively as
Reporting Persons.
Attached as Schedule A hereto and incorporated by reference
herein is a list of all Directors and Executive Officers of each
Reporting Person.  The Directors and Executive Officers of the
Reporting Persons can be contacted at the principal business address provided above.
To the knowledge of the Reporting Persons, none of the Directors or Executive Officers of the Reporting Persons has had any
transactions in shares of the Issuers Common Stock during the past 60 days, and no Director or Executive Officer is a
beneficial owner of shares of the Issuers Common Stock.
All of the Directors and Executive Officers of the Reporting
Persons are United States citizens, except Elizabeth E. Tallett, a director of PFG, PFS and PLIC, who is a citizen of the United
Kingdom, James P. McCaughan, an executive officer of PFG, PFS,
PLIC and PHC and a director and executive officer of PGI, who is a citizen of the United Kingdom, and Hazel M. McNeilage, a
director of PGI, who has a dual citizenship of the United Kingdom and Australia.
During the last five years, none of the Reporting Persons nor, to the knowledge of such persons, the Directors or Executive
Officers of the Reporting Persons, has been convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons nor, to the knowledge of such persons, the Directors or Executive
Officers of the Reporting Persons, has been a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.
The Reporting Persons may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting
Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
Item 3.  Source and Amount of Funds or Other Consideration.
The shares were paid for by using working capital of PHC and client funds of certain clients of PGI.
Item 4.  Purpose of Transaction.
The Reporting Persons intend to hold the shares for long-term investment purposes.
On September 18, 2000, Highland Investments, LLC, of which PHC was a member and was considered a controlling person, distributed to its members the shares of Common Stock held by it.  As a
result, PHC received directly 8,840,000 shares of Common Stock.
Since the initial acquisition, 750,000 shares were sold by PHC on
November 22, 2004, and 112,500 shares were sold by PHC on
November 29, 2004.  On June 24, 2005, an exchange of 800,000 shares was made by PHC for ownership in Final Sequel Newco, LLC, a Delaware limited liability company of which PHC is a 50% owner.
Additional sales of 1,500,000 shares and 1,250,000 shares were made by PHC on March 24, 2006 and February 1, 2007, respectively.
PGI began acquiring shares of HealthExtras, Inc. on February 1,
2007.  HealthExtras, Inc. has since become Catalyst Health
Solutions, Inc.  These shares were purchased as holdings for client accounts in the ordinary course of business, which PGI has discretion over.  These accounts included proprietary mutual funds, insurance company separate accounts, commingled private funds and outside client accounts, and were purchased without the purpose or effect of changing or influencing control of the
issuer or engaging in any arrangement subject to Rule 13d-3(b) of the Exchange Act. Additional purchases and sales of Common Stock have occurred since the initial acquisition and may occur in the future.
Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of
Schedule 13D under the Exchange Act.  The Reporting Persons
reserve the right to acquire additional securities of the Issuer, to dispose of securities of the Issuer at any time or to
formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.
Item 5.  Interest in Securities of the Issuer.
      (a) and (b)
	The Issuers Annual Report on Form 10-K, dated February 27,
2009, states that, as of February 19, 2009, there were
43,700,715 shares of Common Stock outstanding.  The
percentage ownership calculations contained herein were
derived using this number.
	PHC directly beneficially owns 4,427,500 shares of Common
Stock and may be deemed to indirectly beneficially own
800,000 shares of Common Stock through its ownership
interest in Final Sequel Newco, LLC (as discussed above).
PGI, in its capacity as an investment adviser, beneficially
owned 518,637 shares of Common Stock on behalf of its
clients as of March 31, 2009.  Because PFG is the ultimate
parent company of PHC and PGI, PFG may be deemed to be the
indirect beneficial owner of 5,746,137 shares of Common
Stock.  PHC is a wholly-owned subsidiary of PLIC, which is
in turn a wholly-owned subsidiary of PFS, which is in turn a wholly-owned subsidiary of PFG.  Therefore, each of PLIC and
PFS may each be deemed to be the indirect beneficial owners
of 5,227,500 shares of Common Stock.
	By reason of the purchases of Common Stock made on behalf of
PGIs clients, PGI and PFG may be deemed to share the power
to vote or direct the vote and the power to dispose or
direct the disposition of 518,637 shares of Common Stock, or
1.2% of the total outstanding shares of Common Stock.
	By reason of the ownership of Common Stock by PHC, PFG, PFS,
PLIC and PHC may be deemed to share the power to vote or
direct the vote and the power to dispose or direct the
disposition of 5,227,500 shares of Common Stock as of the
date hereof, or 12.0% of the total outstanding shares of
Common Stock.
	Thus, PFG may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition
of a total of 5,746,137 shares of Common Stock as of the
date hereof, or 13.1% of the total outstanding shares of
Common Stock.  Pursuant to rule 13d?4 of the Exchange Act,
PFG expressly declares that the filing of this statement
shall not be construed as an admission that PFG is, for the
purposes of Section 13(d) and/or Section 13(g) of the
Exchange Act or otherwise, the beneficial owner of any
securities covered by this statement held by any other
Reporting Person.
(c)	Transactions in Securities of the Company During the
Past Sixty Days.
The following transactions with respect to the Common Stock have been effected by PHC since the date of the initial statement on Schedule 13D:

Name of
Entity
Date
Nature of
Transaction
Number of
Shares
Price
per
Share
PHC
11/22/2004
Sale
750,000
$14.60
PHC
11/29/2004
Sale
112,500
$14.60
PHC
6/24/2005
Contribution
800,000
$0
PHC
3/24/2006
Sale
1,500,000
$34.22
PHC
2/1/2007
Sale
1,250,000
$25.48
	Over the last 60 days, additional purchases of shares of the Issuer have been made by PGI as holdings in client accounts in the ordinary course of business
(such purchases were made without the purpose or effect of changing or influencing control of the issuer or engaging in any arrangement subject to Rule 13d-3(b) of the Exchange Act). The shares purchased over the last
60 days are a small percentage of PGIs entire share holdings. The following transactions with respect to the Common Stock have been effected by PGI during the last 60 days:

Name of
Entity
Date
Nature of
Transaction
Number of
Shares
Average Price
per Share
PGI
3/4/09
Buy
140
$18.57
PGI
3/5/09
Sale
100
$17.00

(d)	Dividends and Proceeds
	Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the
sale of, the Common Stock beneficially owned by the
Reporting Persons.
(e)	Date Reporting Person Ceased to be Beneficial Owner of
More than 5% of the Companys Stock.
	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
	      PHC and Thomas L. Blair are the sole members of Final Sequel Newco, LLC, a Delaware limited liability company.
PHC and Mr. Blair each contributed Common Stock of the Issuer in exchange to their interest in Final Sequel
Newco, LLC. Pursuant to Final Sequel Newco, LLCs operating agreement, the Common Stock of the Issuer may not be disposed of without the prior written consent of the member contributing such shares. In addition, the members retain their right to vote the shares they contributed to Final Sequel Newco, LLC.
Item 7.  Material to be Filed as Exhibits.
	Exhibit 1 - Joint Filing Agreement, dated April 15, 2009, among each of the Reporting Persons



Signatures
After reasonable inquiry and to the best of the Reporting
Persons knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true,
complete and correct.
April 15, 2009
PRINCIPAL FINANCIAL GROUP, INC.
By:  ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April 15, 2009
PRINCIPAL FINANCIAL SERVICES, INC.
By:  ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April 15, 2009
PRINCIPAL LIFE INSURANCE COMPANY
By: ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April 15, 2009
PRINCIPAL HOLDING COMPANY, LLC
By:  ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April 15, 2009
PRINCIPAL GLOBAL INVESTORS, LLC
By:  ____________________________________
       Joyce N. Hoffman
      Senior Vice President &  Secretary



EXHIBIT 1
JOINT FILING AGREEMENT
	In accordance with Rule 13d-1(k) under the Securities
Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13D pertaining to certain securities of Catalyst Health Solutions
Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.
Dated:	April 15, 2009
						PRINCIPAL FINANCIAL GROUP, INC.

						By:
	___________________________________
							Joyce N. Hoffman
							Senior Vice President &
Corporate Secretary

						PRINCIPAL FINANCIAL SERVICES, INC.

						By:
	___________________________________
							Joyce N. Hoffman
							Senior Vice President &
Corporate Secretary

						PRINCIPAL LIFE INSURANCE COMPANY

						By:
	___________________________________
							Joyce N. Hoffman
							Senior Vice President &
Corporate Secretary

PRINCIPAL HOLDING COMPANY, LLC

						By:
	___________________________________
							Joyce N. Hoffman
							Senior Vice President &
Corporate Secretary

PRINCIPAL GLOBAL INVESTORS, LLC

						By:
	___________________________________
							Joyce N. Hoffman
							Senior Vice President &
Secretary


SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS
Principal Financial Group, Inc.
	Directors	Principal Occupation
J. Barry Griswell			Chairman of the Board,
Principal Financial Group, Inc.,
Retired Chairman
		Michael T. Dan			Chairman, President and CEO
The Brinks Company
		C. Daniel Gellatt, Jr.		President, NMT
Corporation
		Elizabeth E. Tallett			Principal, Hunter
Partners, LLC
		Larry D. Zimpleman		President and CEO, Principal
Financial Group, Inc.
		Betsy J. Bernard			Retired
		Jocelyn Carter-Miller		President, TechEd
Ventures
		Gary E. Costley			Managing Director, C&G
Capital Management, LLC
		Sandra L. Helton			Retired
		William T. Kerr			 Chairman of the Board,
Meredith Corporation
		Richard L. Keyser			 Chairman of the Board,
W.W. Grainger, Inc.
		Arjun K. Mathrani			Finance and Banking
Professor at New York Universitys
Stern School of Business, St.
Johns University and Cambridge
Universitys Judge Business School
	Executive Officers	Principal Occupation





Larry D. Zimpleman	President and Chief Executive
Officer
John E. Aschenbrenner	President Insurance & Financial
Services
Daniel J. Houston	President Retirement and Investor
Services
James P. McCaughan	President Global Asset Management
Karen E. Shaff	Executive Vice President and General
Counsel
Norman R. Sorensen	Executive Vice President
International Asset Accumulation
Ellen Z. Lamale	Senior Vice President and Chief Risk
Officer
Julia M. Lawler	Senior Vice President and Chief
Investment Officer
Terrance J. Lillis	Senior Vice President and Chief
Financial Officer
Mary A. O'Keefe	Senior Vice President and Chief
Marketing Officer
Gary P. Scholten	Senior Vice President and Chief
Information Officer

	Principal Financial Services, Inc.
	Directors		Principal
Occupation
J. Barry Griswell			Chairman of the Board,
Principal Financial Group, Inc.,
Retired Chairman
		Michael T. Dan			Chairman, President and CEO
The Brinks Company
		C. Daniel Gellatt, Jr.		President, NMT
Corporation
		Elizabeth E. Tallett			Principal, Hunter
Partners, LLC
		Larry D. Zimpleman		President and CEO, Principal
Financial Group, Inc.
		Betsy J. Bernard			Retired
		Jocelyn Carter-Miller		President, TechEd
Ventures
		Gary E. Costley			Managing Director, C&G
Capital Management, LLC
		Sandra L. Helton			Retired
		William T. Kerr			 Chairman of the Board,
Meredith Corporation
		Richard L. Keyser			 Chairman of the Board,
W.W. Grainger, Inc.
		Arjun K. Mathrani			Finance and Banking
Professor at New York Universitys
Stern School of Business, St.
Johns University and Cambridge
Universitys Judge Business School

	Executive Officers	Principal Occupation
		Larry D. Zimpleman 		President and Chief Executive
Officer
      Craig L. Bassett 			Vice President and
Treasurer
      James P. McCaughan		President Global Asset
Management
	Joyce N. Hoffman 			Senior Vice President and
Corporate Secretary
Principal Life Insurance Company
	Directors	Principal Occupation
J. Barry Griswell			Chairman of the Board,
Principal Financial Group, Inc.,
Retired Chairman
		Michael T. Dan			Chairman, President and CEO
The Brinks Company
		C. Daniel Gellatt, Jr.		President, NMT
Corporation
		Elizabeth E. Tallett			Principal, Hunter
Partners, LLC
		Larry D. Zimpleman		President and CEO, Principal
Financial Group, Inc.
		Betsy J. Bernard			Retired
		Jocelyn Carter-Miller		President, TechEd
Ventures
		Gary E. Costley			Managing Director, C&G
Capital Management, LLC
		Sandra L. Helton			Retired
		William T. Kerr			 Chairman of the Board,
Meredith Corporation
		Richard L. Keyser			 Chairman of the Board,
W.W. Grainger, Inc.
		Arjun K. Mathrani			Finance and Banking
Professor at New York Universitys
Stern School of Business, St.
Johns University and Cambridge
Universitys Judge Business School
	Executive Officers	Principal Occupation
		Larry D. Zimpleman 		President and Chief Executive
Officer
      Craig L. Bassett 			Vice President and
Treasurer
      James P. McCaughan		President Global Asset
Management
      Joyce N. Hoffman 			Senior Vice President and
Corporate Secretary
Principal Holding Company, LLC
	Directors	Principal Occupation
		Terrance J. Lillis				Senior Vice
President and Chief Financial Officer of PFG			John E.
Aschenbrenner			President  Insurance and Financial
Services of PFG
		Thomas J. Graf				Senior Vice President
Investor Relations of PFG
		Ellen Z. Lamale				Vice President and
Chief Risk Officer of PFG
		Julia M. Lawler				Senior Vice
President and Chief Investment Officer of PFG
		James P. McCaughan			President  Global Asset
Management of PFG
		Karen E. Shaff				Executive Vice President
and General Counsel of PFG
		Larry D. Zimpleman			President and CEO of PFG
	Executive Officers	Principal Occupation
		Larry D. Zimpleman 			President and Chief
Executive Officer
      James P. McCaughan			President Global Asset
Management
      Craig L. Bassett 				Vice President and
Treasurer
      Joyce N. Hoffman				Senior Vice
President and Corporate Secretary

Principal Global Investors, Inc.
	Directors	     Principal Occupation
      	David M. Blake				Executive Director
      	Timothy M. Dunbar			Executive Director
      	Patrick G. Halter				Executive Director
      	Jill M. Hittner				Chief Financial
Officer
      	James P. McCaughan			Chief Executive Officer
      	Barbara A. McKenzie			Chief Operations Officer
      	Hazel M. McNeilage			Executive Director
Institutional Advisory Services
      	Randall C. Mundt				Executive Director
      	Karen E. Shaff				Executive Vice President
and  General Counsel
      	Larry D. Zimpleman			President and Chief
Executive Officer of PFG
	Executive Officers  	Principal Occupation
		James P. McCaughan 			Chief Executive Officer
      Craig L. Bassett				Vice President and
Treasurer
      Joyce N. Hoffman				Senior Vice
President and  Secretary
	Barbara A. McKenzie			Chief Operations Officer

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